Exhibit 99.1

Independent Proxy Advisory Firms, ISS and Glass Lewis, Recommend Vermilion Shareholders Vote FOR All Proposed Items at the Upcoming Annual General Meeting of Shareholders

CALGARY, AB, April 12, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce that leading independent proxy advisory firms Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis") have each recommended Vermilion shareholders ("Vermilion Shareholders") vote "FOR" all the proposed resolutions at the upcoming Annual General Meeting of Shareholders (the "Meeting") to be held on May 3, 2023 at 3:00 pm MT.

The Board of Directors of Vermilion recommends that Shareholders vote in favour of all the proposed items

At the Meeting, Shareholders will be asked to fix the number of directors at ten, elect the board of directors, appoint the auditors for the ensuing year, as well as approve an advisory resolution to accept the Company's approach to executive compensation.

Independent Third Party Proxy Advisor Recommendations

Two leading independent, third party proxy advisory firms, Institutional Shareholder Services ("ISS") and Glass Lewis & Co. ("Glass Lewis") have both recommended that shareholders vote FOR all the proposed resolutions.

As an independent proxy advisory firm, ISS has approximately 3,400 clients including many of the world's leading institutional investors who rely on ISS' objective and impartial analysis to make important voting decisions. Glass Lewis is an independent proxy advisor to institutional investors, covering 30,000 shareholder meetings each year, across approximately 100 global markets. Their customers include the majority of the world's largest pension plans, mutual funds, and asset managers who collectively manage over $40 trillion in assets.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
The proxy voting deadline is 3:00 p.m. MT on May 1, 2023

How to Vote

Voting is important and easy.
Shareholders are encouraged to vote online or by telephone.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on May 3, 2023 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Management Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, May 1, 2023.

Shareholders can participate electronically at https://web.lumiagm.com/#/272271947. Please see our Virtual Meeting Guide at  https://www.vermilionenergy.com/wp-content/uploads/2023/03/Lumi-Meeting-Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Dion Hatcher, President & Chief Executive Officer of Vermilion. Guests may also view the event at https://web.lumiagm.com/#/272271947 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

Questions

If you have questions about the Meeting matters, the voting instructions or require assistance completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1.877.452.7184, outside North America at 1.416.304.0211, or by email at assistance@laurelhill.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101,investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 12-APR-23